EXHIBIT 99.1

                GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

                Gerard Charlier, Chief Executive Officer at 702/384-2425

                John Foley, Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL CORPORATION REPORTS FINANCIAL
RESULTS FOR THE THIRD QUARTER AND NINE MONTHS OF 2004

LAS VEGAS, NEV. (NOV. 12, 2004) - Gaming Partners International Corporation (Nasdaq: GPIC), formerly Paul-Son Gaming Corporation, today announced its financial results for its third quarter and nine months ended September 30, 2004, as well as the filing of its Form 10-Q for the quarter.

                The company, a leading manufacturer and supplier of casino table game equipment, reported third quarter revenues, up 30% from the previous year.  Net loss for the quarter was reduced by $590,000 from the corresponding quarter a year ago, with the modest loss for the current quarter reflecting the timing of casino sales and production.

                For the three months ended September 30, 2004, revenues increased to $9.2 million, compared to $7.1 million in the year earlier period.  Net loss decreased to $111,000, equal to $(0.01) per basic and diluted share, compared with a loss of $701,000, or $(0.09) per basic and diluted share in the corresponding quarter of 2003.

                For the nine months, revenues climbed to $31.4 million from $25.2 million one year ago.  Net income totaled $1.4 million, equal to $0.18 per basic and diluted share, up from a loss of $104,000, or  $(0.01) per basic and diluted share in the first three quarters of the prior year.

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THIRD QUARTER 2004 RESULTS/2-2-2-2

                Gerard Charlier, president and CEO, commented:  “We are pleased by the company’s continued progress as we posted revenue growth in both the third quarter and first nine months of 2004.  Additionally, GPIC was profitable for the year to date period despite a modest loss in the most recent quarter.  As we have noted previously, the company may experience fluctuations in profitability on a quarterly basis due to the timing of customer orders, production and shipments of our casino products.”

                Third quarter revenues benefited from higher sales by GPI-SAS, the company’s French subsidiary, primarily due to sales to casinos in Asia with development of casinos in Macau and Myanmar. While GPI-USA is still implementing some of its post-combination strategies to improve revenues and efficiencies, we expect those strategies to be substantially implemented by the end of 2005.  Cost of revenues as a percentage of total revenues decreased to 66.2% from 69.4% in last year’s third quarter.  The improvement was primarily driven by better absorption of fixed costs due to the higher sales volume and the product mix at GPI-SAS, which had a higher percentage of European chip production in the current quarter compared to 2003.

                As a result of higher revenues and the improvement in cost of revenues described above, gross profit in the third quarter strengthened by 43%, or $943,000.

                Total operating expenses were $168,000 higher for the quarter, but as a percentage of quarterly revenues showed significant improvement, declining to 37.6% from 46.4% in the prior year quarter.  The increase in operating expenses reflects an expenditure of $93,000 to support the company’s presence at the industry’s major U.S. trade show, name change expenses of approximately $48,000; including catalogs and related marketing publication costs that were minimal prior to the name change expenses; partially offset by an $18,000 reduction in other sales and marketing expenses.

                Other income for the quarter decreased by approximately $85,000, due to a combination of factors including a reduction of $91,000 in gain from foreign

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GPIC THIRD QUARTER 2004 RESULTS/3-3-3-3

currency exchange.  The variation in foreign currency exchange occurred as a result of the valuation of the Euro compared to the U.S. dollar.

In terms of liquidity, at September 30, 2004, GPIC had approximately $5.6 million in cash and cash equivalents and $2.8 million in marketable securities for a total of $8.4 million, up approximately 23% from $6.8 million at December 31, 2003.  Working capital totaled approximately $9.8 million at the end of the third quarter, compared with $7.3 million at December 31, 2003.

                Net cash flow provided by operating activities amounted to $3.5 million in the year to date period, up from approximately $1.8 million in the same months a year ago.

                Charlier concluded:  “The company’s growing revenues, improved profitability and strengthened financial position and liquidity are very gratifying. We will continue striving to enhance our position as a leader in the supply of high quality table game products to the industry worldwide.  In this regard, we are very pleased by our highly successful exhibition at the vitally important G2E Gaming Expo held last month in Las Vegas.”

                The GPIC products on display at the Gaming Expo included its gaming chips with embedded RFID technology and readers. The company has been working for several years to apply the RFID technologies to the gaming chips. The company can offer RFID microchips with all of its brands and types of gaming chips. GPIC holds several patents concerning the embedding process of the RFID and an exclusive license for the use of these RFID chips in the USA. The company also sells several types of readers that can be used by the casinos at the cages, vaults, tables, or by the pit bosses. RFID chips and readers help to protect the casinos from buying, at face value, counterfeited or stolen chips and to improve the efficiency of table game management.

GPIC THIRD QUARTER 2004 RESULTS/4-4-4-4

                About the Company

GPIC manufactures and supplies casino chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; Atlantic City, New Jersey; and other locations.  GPIC sells its casino products directly to licensed casinos throughout the world.

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This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met. Factors that could cause actual results to vary materially from these forward-looking statements include: timing and volume of customer demand for our casino products, timing of new casino openings and expansions, failure of the industry to accept our RFID technology with respect to gaming chips and readers, domestic and international terrorist incidents, and unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Forms 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and GPIC’s Form 10-K for the year ended December 31, 2003.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(dollars in thousands)

	SEPTEMBER 30, 2004	DECEMBER 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$5,551	$4,186
Marketable securities	2,771	2,580
Accounts receivables, less allowance for doubtful accounts of $313 and $382, respectively	2,823	3,417
Inventories	5,506	5,382
Prepaid expenses	515	490
Deferred tax asset	5	24
Other current assets	1,144	467
Total current assets	18,315	16,546
Property and equipment, net	9,000	8,658
Goodwill, net	1,374	1,374
Other intangibles, net	1,659	1,897
Other assets, net	500	121
Total Assets	$30,848	$28,596
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long term debt	$1,025	$2,609
Accounts payable	2,099	2,135
Accrued expenses	2,291	2,103
Customer deposits	1,367	1,601
Income taxes payable	901	297
Other current liabilities	830	474
Total current liabilities	8,513	9,219
Long term debt, less current maturities	2,974	1,563
Deferred tax liability	70	—
Total liabilities	11,557	10,782
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 7,594,900 shares issued and outstanding	76	76
Additional paid-in capital	14,253	14,253
Treasury stock, at cost; 27,293 shares	(196)	(196)
Retained earnings	3,970	2,611
Accumulated other comprehensive income	1,188	1,070
Total stockholders’ equity	19,291	17,814
Total Liabilities and Stockholders’ Equity	$30,848	$28,596

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2004	2003	2004	2003
Revenues	$9,250	$7,128	$31,420	$25,259
Cost of revenues	6,128	4,949	18,972	16,235
Gross profit	3,122	2,179	12,448	9,024

Product development	25	24	97	93
Marketing and sales	978	904	2,893	2,306
Depreciation and amortization	496	660	1,476	1,690
General and administrative	1,974	1,717	5,712	5,369
Total operating expenses	3,473	3,305	10,178	9,458
Income (loss) from operations	(351)	(1,126)	2,270	(434)
Other income, net	3	88	30	90
Interest expense	(60)	(71)	(192)	(207)
Income (loss) before income taxes	(408)	(1,109)	2,108	(551)
Income tax benefit (expense)	297	408	(749)	447
Net income (loss)	$(111)	$(701)	$1,359	$(104)
Net income (loss) per share:
Basic	$(0.01)	$(0.09)	$0.18	$(0.01)
Diluted	$(0.01)	$(0.09)	$0.18	$(0.01)